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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G/A



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                         MSC INDUSTRIAL DIRECT CO., INC.
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                   553530 10 6
                                 (CUSIP Number)


                                DECEMBER 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_] Rule 13d-1(b)
         [_] Rule 13d-1(c)
         [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 553530 10 6           Schedule 13G                         Page 2 of 7


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1.       Name of Reporting Person S.S. or I.R.S. Identifica-
         tion No. of Above Person

         Mitchell Jacobson
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2.       Check the Appropriate Box                                     (a) [_]
         if a Member of a Group                                        (b) [_]

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3.       S.E.C. Use Only


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4.       Citizenship or Place of Organization

         United States

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Number of Shares        (5)     Sole Voting Power               11,702,826
Beneficially            (6)     Shared Voting Power                946,246
Owned by Each           (7)     Sole Dispositive Power          11,702,826
Reporting Person        (8)     Shared Dispositive Power           946,246
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         12,649,072
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
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11.      Percent of Class Represented by Amount in Row (9)

         21.2%
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12.      Type of Reporting Person

         IN
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CUSIP NO. 553530 10 6           Schedule 13G                         Page 3 of 7


                         AMENDMENT NO. 4 TO SCHEDULE 13G
                         -------------------------------

                  This Amendment No. 4 to Schedule 13G is filed by Mitchell Jacobson ("Mr. Jacobson") to amend and restate in its entirety the Schedule 13G, originally filed on February 14, 1996, as amended by Amendment No. 1, filed on February 17, 2004, Amendment No. 2, filed on February 10, 2005 and Amendment No. 3, filed on January 23, 2006, with respect to the Class A Common Stock (as defined below) of MSC Industrial Direct Co., Inc. (the "Company").

                  This Amendment No. 4 reflects shares beneficially owned by Mr. Jacobson and shares of the Company outstanding as of January 3, 2007.

Item 1.  (a)      NAME OF ISSUER

                  MSC Industrial Direct Co., Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  75 Maxess Road
                  Melville, New York 11747

Item 2. (a)       NAME OF PERSON FILING

                  Mitchell Jacobson

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business office of Mr. Jacobson is c/o MSC Industrial Direct Co., Inc., 75 Maxess Road, Melville, New York 11747.

         (c)      CITIZENSHIP

                  United States.

         (d)      TITLE OF CLASS OF SECURITIES

                  Class A Common Stock, par value $.001 per share (the "Class A Common Stock")

         (e)      CUSIP NUMBER

                  553530 10 6

Item 3.  Not applicable.

Item 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                  Mr. Jacobson may be deemed to beneficially own 12,649,072 shares of Class A Common Stock as a result of his direct or indirect ownership



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CUSIP NO. 553530 10 6           Schedule 13G                         Page 4 of 7


                  of, and/or voting and dispositive power over:

                  (a)      130,169 shares of Class A Common Stock held by Mr.
                           Jacobson;

                  (b) 250,000 shares of Class A Common Stock issuable upon the exercise by Mr. Jacobson of vested options;

                  (c) 71,951 shares of Class A Common Stock held by the Mitchell Jacobson 2005 Grantor Retained Annuity Trust #2, of which Mr. Jacobson is the settlor and trustee;

                  (d) 4,999,279 shares of Class B Common Stock, par value $.001 per share, that are convertible into shares of Class A Common Stock on a one-for-one basis (the "Class B Common Stock"), held by Mr. Jacobson;

                  (e) 2,121,779 shares of Class B Common Stock held by the Mitchell L. Jacobson 2005 Grantor Retained Annuity Trust, of which Mr. Jacobson is the settlor and trustee;

                  (f) 179,648 shares of Class B Common Stock held by the Mitchell L. Jacobson 2005 Grantor Retained Annuity Trust #2, of which Mr. Jacobson is the settlor and trustee;

                  (g) 1,000,000 shares of Class B Common Stock held by the Mitchell L. Jacobson Grantor Retained Annuity Trust #3, of which Mr. Jacobson is the settlor and trustee;

                  (h) 1,500,000 shares of Class B Common Stock held by the Mitchell L. Jacobson Grantor Retained Annuity Trust #4, of which Mr. Jacobson is the settlor and trustee;

                  (i) 700,000 shares of Class B Common Stock held by the Mitchell L. Jacobson Grantor Retained Annuity Trust #5, of which Mr. Jacobson is the settlor and trustee;

                  (j) 750,000 shares of Class B Common Stock held by the Mitchell L. Jacobson Grantor Retained Annuity Trust #6, of which Mr. Jacobson is the settlor and trustee; and

                  (k) 946,246 shares of Class B Common Stock held by the Marjorie Diane Gershwind 1994 Qualified Fifteen Year Annuity Trust, of which Mr. Jacobson is the sole trustee.

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CUSIP NO. 553530 10 6           Schedule 13G                         Page 5 of 7


                  Mr. Jacobson disclaims beneficial ownership of all shares of Class A Common Stock and Class B Common Stock held by the Mitchell L. Jacobson 2005 Grantor Retained Annuity Trust, the Mitchell L. Jacobson 2005 Grantor Retained Annuity Trust #2, the Mitchell L. Jacobson Grantor Retained Annuity Trust #3, the Mitchell L. Jacobson Grantor Retained Annuity Trust #4, the Mitchell L. Jacobson Grantor Retained Annuity Trust #5 and the Mitchell L. Jacobson Grantor Retained Annuity Trust #6.

         (b)      PERCENTAGE OWNED:

                  Based on calculations made in accordance with Rule 13d-3, and there being approximately 47,179,309 shares of Class A Common Stock outstanding (as reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended November 25, 2006), Mr. Jacobson may be deemed to beneficially own approximately 21.2% of the outstanding Class A Common Stock.

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO DIRECT THE DISPOSITION:

                  (i)    Sole voting power:         11,702,826

                  (ii)   Shared voting power:          946,246

                  (iii)  Sole dispositive power:    11,702,826

                  (iv)   Shared dispositive power:     946,246

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.


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CUSIP NO. 553530 10 6           Schedule 13G                         Page 6 of 7


Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

         Not applicable.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]



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CUSIP NO. 553530 10 6           Schedule 13G                         Page 7 of 7


                                   SIGNATURES

                  After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 12, 2007


                                                  By: /s/ J. Robert Small
                                                      ------------------------
                                                      J. Robert Small
                                                      Attorney-in-Fact